April 19, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.

Re:	Advanced Biotherapy, Inc. Form SB-2 Registration Statement File No. 333-140444

Dear Mr. Riedler:

We represent Advanced Biotherapy, Inc. (“Company”) regarding its Registration Statement on Form SB-2, File No. 333-140444 (“Registration Statement”). The Company filed its Amendment No. 1 to the Registration Statement on April 19, 2007 (“Amendment No. 1”).

We are responding to the letter dated February 16, 2007 (“Letter”) to Christoper Capps, Chief Executive Officer of the Company, regarding the Registration Statement filed February 5, 2007. Each response below is keyed to the respective comment in the Letter.

1.     Please revise your registration statement to identify and provide the signature of your controller or principal accounting officer.

The signature page of the Amendment No. 1 has been revised to identify and provide the signature of Michael G. Bansley, who is both the Chief Financial officer and Controller of the Company.

2.     We note that there are outstanding comments on your Form 10-KSB for the fiscal year ended December 31, 2005. We will not be in a position to accelerate the effectiveness of your registration statement until those comments are resolved.

On March 16, 2007, the Company filed an amendment to its Form 10-KSB for the fiscal year ended December 31, 2005. Prior to such filing, we were informed telephonically by Ms. Tabitha Akins, Staff Accountant with the SEC, that the SEC had no further comments regarding the Company’s Form 10-KSB for the year ended December 31, 2005.

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
April 19, 2007

As background for your review of the Amendment No. 1, on April 16, 2007, the Company filed its Form 10-KSB for the fiscal year ended December 31, 2006, together with its financial statements and report for the 2006 fiscal year. The Amendment No. 1 contains the same financial statements and report for the 2006 fiscal year. We have arranged for the Amendment No. 1 to be marked by the financial printer to denote all of the revisions to the original Registration Statement.

We understand that you may have additional comments after reviewing the Amendment No. 1 and our responses to your comments.

Very truly yours, /s/ Joel Weinstein Joel Weinstein
JW/cvg

cc:	Mary K. Fraser - Securities and Exchange Commission Christopher W. Capps - Advanced Biotherapy, Inc.